Exhibit 99.2

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the three and six months ended June 30, 2011 compared with the corresponding periods of 2010 is prepared as of August 10, 2011.  This discussion is prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s 2010 annual Management’s Discussion and Analysis and 2010 audited consolidated financial statements and notes thereto which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Board of Directors has approved the disclosure presented herein.  All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan.  Claude also owns 100 percent of the 10,000 acre Madsen Property located in the Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

mission and vision

The Company’s mission is to create and deliver significant stakeholder value through the exploration, development and mining of gold and other precious metals.  Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold and other precious metals in a disciplined, safe, environmentally responsible and profitable manner.

goals and key performance drivers - Measuring the Company’s Results

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Gold Operation;
•	Strengthening the Balance Sheet and maintaining liquidity in order to reduce financial risk;
•	Consider strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Increasing Claude’s Resource Base Through Aggressive Exploration Programs

During the first half of 2011, the Company continued with its objective of increasing its resource base through aggressive exploration programs at its Madsen Property, Amisk Gold Project and Seabee Gold Operation.

Madsen Property

At the Madsen Property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground exploration access.  Phase I underground drilling of the 8 Zone program, from the 10th level, confirmed high grade mineralization 450 feet (1) down plunge of the historic stopes within the 8 Zone as well as confirmed the development of a sub-parallel footwall target.  During 2009, Phase I underground drilling demonstrated that the 8 Zone is a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies.  The system remains open in all directions and shows strong similarities to high grade mineralization characteristic of the Red Lake Belt.  Phase II of the underground 8 Zone drill program, shaft dewatering and shaft remediation continue to be a top priority for Management.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Phase II underground 8 Zone drilling from the 16th level commenced early in the second quarter of 2011 and is anticipated to continue through to the end of 2011.  Phase II drilling plans to include 19,500 metres (64,000 feet) in 25 to 30 holes; initial underground drill targets include the plunge and strike extensions of the 8 Zone as well as conceptual targets associated with the 8 Zone Trend.  Success from the Phase II drill program has the potential to significantly grow the Company’s existing resource base at the fully-permitted and infrastructure-rich Madsen property.

De-watering was ongoing throughout the first half of 2011 with water levels near the 17th level.

Amisk Gold Project

The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects.  At 15,700 hectares, this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district.  The property consists of 91 mineral dispositions in the Amisk Lake area.  Claude is the operator of the Amisk Gold Project, a 65:35 Joint Venture with St. Eugene Mining Corporation on 15,400 of the hectares within the Amisk Gold Property.

In the fourth quarter of 2010, the Joint Venture engaged SRK Consulting (Canada) Inc. (“SRK”) to prepare an independent mineral resource evaluation and Technical Report for the Amisk Gold Project.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.  This geological model and open pit resource estimate was generated through the successful integration of the Company’s 2010 exploration program with historic drilling and was the culmination of an aggressive 12 month exploration program and a major milestone for the Amisk Gold Project and Claude Resources.

In the second quarter of 2011, a total of seven infill drill holes were completed.  The program was designed to expand the limits of the Amisk Gold Deposit as well as infill within the northern portion of the deposit.   At Amisk, the Company will focus on expansion of the open pit resource, preliminary metallurgical, engineering and economic studies, as well as an evaluation of the underground potential.

Seabee Gold Operation

At the Seabee Gold Operation, the Company has focused its gold exploration efforts on drilling at Seabee Deep and on continued development of satellite ore bodies.  This includes the Santoy 8 Project which achieved commercial production during the first quarter of 2011 as well as exploration drilling of the Santoy Gap and Neptune targets.

2011 Exploration Program

As a follow-up to the Company’s 2010 Exploration Programs, Claude has outlined between $10.0 and $12.0 million to support the continuation of its extensive exploration programs at the Seabee, Madsen and Amisk Properties during 2011.  Continued success from these programs should serve to: further extend the mine life at Seabee; potentially improve the project economics at the Company’s Madsen and Amisk Projects; and further increase the Company’s total resource base.

Improving Operating Margins at the Seabee Gold Operation

For the three months ended June 30, 2011, cash flow from operations (1) before net changes in non-cash working capital improved 66 percent to $8.3 million, or $0.05 per common share, from $5.0 million, or $0.04 per common share, in the second quarter of 2010.  Year to date, cash flow from operations before net changes in non-cash working capital improved 103 percent to $12.2 million, or $0.08 per common share, from $6.0 million, or $0.05 per common share, during the same period in 2010.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Operating costs during the second quarter increased slightly due to added spending on labour. Cash cost per ounce (1) of gold rose two percent to CDN $717 (U.S. $741) per ounce during the second quarter from CDN $704 (U.S. $685) in the second quarter of 2010.  Year to date in 2011, total cash cost per ounce of CDN $807 (U.S. $826) per ounce were consistent with the cash cost per ounce of CDN $806 (U.S. $779) reported during the first half of 2010.

(1)
Cash flow from operations before net changes in non-cash working capital and cash cost per ounce are non-IFRS performance measures.  For an explanation of non-IFRS performance measures refer to “Non-IFRS Performance Measures”.

Table 1: Net Cash Margin per Ounce Calculation

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Revenue (CDN$ thousands)	$18,239	$15,193	$31,561	$25,393
Divided by ounces sold	12,418	12,188	21,879	21,078
Average Realized Price per Ounce (CDN$)	$1,469	$1,247	$1,443	$1,205

Production costs (CDN$ thousands)	$8,909	$8,581	$17,655	$16,989
Divided by ounces sold	12,418	12,188	21,879	21,078
Total cash costs per ounce (CDN$)	$717	$704	$807	$806

Net Cash Margin per Ounce Sold (CDN$)	$752	$543	$636	$399

During 2011, the Company will continue to focus on the profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8.

The Company’s Santoy 8 Gold Project, accessible from the Seabee Gold Operation’s central Milling Facility via a 14 kilometre all weather road, achieved commercial production during the first quarter of 2011.  This accomplishment is a major milestone for the Company and represents a real opportunity for the Seabee Gold Operation to grow its production profile.  Over the life of mine plan for the Seabee Gold Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee Gold Operation’s central Milling Facility and anticipates this contribution to be a positive catalyst in improving production and lowering unit operating costs at the Seabee Gold Operation.

Financial Capacity and Highlights

During 2011, the Company will continue to focus on further improving its balance sheet.  During the first half of each year, the Company’s cash outflow is significant because of the Seabee Gold Operation’s annual winter ice road resupply which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.

During the second quarter, the Company completed the private placement equity financing previously announced on April 6, 2011.  The offering consisted of the issuance of 20,000,000 common shares of the Company at a price of $2.50 per common share; in addition, the underwriters of the offering exercised their overallotment option for an additional 3,000,000 common shares at a price of $2.50 per common share.  The aggregate gross proceeds raised under the offering was $57.5 million.  At June 30, 2011, the Company had total Cash and cash equivalents of $10.7 million and short-term investments of $36.0 million.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

During the second quarter of 2011, Claude reported a record average gold price realized per ounce sold and continued to benefit from strong cash margins.

(1)	Cash cost per ounce is non-IFRS performance measures. For an explanation of non-IFRS performance measures refer to “Non-IFRS Performance Measures”.

Strategically Attractive and Accretive Transactions

On July 11, 2011, the Company announced that it had approached the Board of Directors of St. Eugene Mining Corporation Ltd. (“St. Eugene”) with a proposal to enter into a letter of intent for a share exchange transaction for 100 percent of St. Eugene at a significant premium to its trading price.

The proposal Claude presented to St. Eugene’s Board of Directors was to enter into a letter of intent for a share exchange transaction at a fixed exchange ratio of 0.0601 of a Claude common share for each St. Eugene common share through a friendly transaction (the “Proposal”). The implied value of the Proposal is approximately C$0.125 per St. Eugene share (based on Claude’s July 8, 2011 closing price on the TSX).

Claude believes that the Proposal would be particularly compelling for all St. Eugene’s security holders. The benefits of Claude’s Proposal included:

•	an attractive premium of 47 percent to the closing price of St. Eugene shares on the TSX Venture Exchange on July 8, 2011 (based on Claude’s July 8, 2011 closing price on the TSX);
•	an excellent opportunity for the security holders of St. Eugene to realize immediate and substantial value for their St. Eugene securities;
•	the logical consolidation of the Amisk Gold Project;
•	the opportunity to participate in a highly liquid, diversified, quality gold producer, led by a management team with credible mine operating experience and a track record of value creation;
•	immediate exposure to the strong current gold price environment through Claude’s growing production and outstanding exploration upside on its three major projects; and
•	a highly credible deal, subject only to customary conditions.

Looking forward, Management remains focused on executing accretive transactions that are consistent with Management’s strategic plan and focus for the Company.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Shareholder Value

At June 30, 2011, shares of Claude closed at $1.83 (June 30, 2010 - $1.14), an increase of 61 percent period over period; on the NYSE Amex, Claude’s shares closed at U.S. $1.91 on June 30, 2011 (June 30, 2010 - U.S. $1.06).  Despite the improvement in share price, Management remains focused on ensuring that the underlying value of the Company’s assets is appropriately reflected in its share price.

Further to the equity financing discussed previously, the Company intends to build shareholder value by using proceeds from this offering to:

•	advance the Company's exploration programs at its Madsen, Seabee and Amisk properties;
•	continue dewatering and rehabilitation programs at the Company's Madsen Project; and
•
invest in capital infrastructure development programs at the Seabee Gold Operation including an extension of the Seabee Mine shaft, an expansion to the Seabee Central Milling Facility and additional production equipment.

With the continued support of an improving gold price, a significantly expanded resource base at Madsen and Amisk and the achievement of commercial production at Santoy 8, Claude is well positioned to further execute its strategy of discovering, developing and producing gold in established politically safe Canadian mining and exploration districts.

Exploration Results

Exploration at Madsen advanced shaft dewatering and rehabilitation, with a two rig 19,500 metre Phase II underground drilling program which ramped up early in the second quarter.

Claude expanded its exploration and development strategy during the second quarter of 2011.  Exploration at the Seabee Gold Operation focused on continued drill testing of the Neptune, Santoy Gap and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area.  At the Amisk Gold Project, exploration drilling continued to expand and confirm the National Instrument 43-101 open-pit resource estimate. Work during the quarter included a 1,300 metre seven hole drill program, advancement of metallurgical and engineering test work and baseline environmental studies.
All exploration activities were carried out under the direction of Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and Philip Ng, P. Eng., Senior Vice President Mining Operations.

Madsen Project

The Madsen Project comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp in Ontario, Canada.  Infrastructure includes a fully functional 500 ton per day mill, a 4,125 foot deep shaft and permitted tailings facility.

During the second quarter of 2011, exploration focused on commencement of Phase II underground drilling, on further rehabilitation of the 16th level and on advancement of shaft dewatering.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 1 for highlights of Phase I of the 8 Zone drill program.  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.  Phase II of the underground 8 Zone drill program initiated early in the second quarter of 2011 (see April 12, 2011 Media release “Claude Resources Ramps up 8 Zone Drilling at Madsen”). Phase II drilling includes 19,500 metres (64,000 feet) in 25 to 30 holes and is anticipated to continue through to the end of 2011.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 2: Highlights from Phase I of the 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted

MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

Russett Lake
Madsen Shaft
Mill Complex
McVeigh Tuff
Austin Tuff
Confederation Assemblage
Balmer Ultramafic Sequence
Balmer Mafic Sequence
16 Level Drill Chambers
8 Zone Trend
Madsen Mine Trend
Flat Lake Howey Bay Deformation Corridor
1500 Meters
5000 Feet
Kilalla Baird Batholith
Footwall Target
Schematic Cross Section Madsen Mine
Claude Resources Inc.
Discovering. Developing. Delivering.
1000 feet

Figure 3: Madsen Mine Cross Section

During 2010, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 3: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario.

Resource				Grade	Grade	Contained
Class	Zone		Tonnes	(g/tonne)	(oz/ton)	Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Buffalo Mine
Hasaga Mine
Madsen Mine Trend
8 Zone Trend
Madsen Mine
Starratt Olsen Mine
Faulkenham Mine
0
2
4 km
Claude Resources Inc.
Discovering. Developing. Delivering.

Figure 4: Madsen Property Overview

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Company’s Madsen shaft de-watering and rehabilitation program remains a top priority for Management.  In the second quarter of 2011, rehabilitation of the 16th level was completed and the second drill chamber associated with Phase II drilling was completed.   The 8 Zone Trend hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. The 16th level provides the ideal drill platform to explore both at depth as well as the strike potential of this 8 Zone Trend.

Seabee Gold Operation

The Seabee Gold Operation includes 14,400 hectares and is comprised of four mineral leases and extensive surface infrastructure. During the second quarter of 2011, exploration efforts focused on drill testing of the Neptune, Santoy Gap and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area.

Santoy Region

The Santoy Region is located approximately 14 kilometres east of the Seabee Gold Operation’s central Milling Facility and is accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.  Underground infill and exploration drilling continues to confirm and expand the Santoy 8 system.

The Santoy Gap program was designed to test the Santoy shear system between the Santoy 7 and 8 Deposits and follow up on results of up to 17.33 grams of gold per tonne over 4.0 metres returned in 2010 (please see Claude news release “Claude Resources Inc. Continues to Outline Gold Mineralization at Santoy Region” dated March 21, 2011).    During the second quarter, over 3,000 metres of drilling was completed in 10 holes. Initial results are anticipated in the next 4 to 6 weeks.  Further drill testing of the Santoy Gap is planned during the remainder 2011.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Neptune

The Neptune target is approximately six kilometres north of the Seabee Minesite.  Exploration in this area is focused on the Pigeon Lake region utilizing geological, geochemical and geophysical surveys and historical drill data.  The gold-in-soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres. Peak soil values of 111 parts per billion (“ppb”) were obtained from minus 80 mesh soil samples obtained over and adjacent to outcropping mineralization. Prospector channel and grab samples from outcropping quartz vein-hosted mineralization returned values of up to 18.23 grams per tonne (please see Claude news release “Claude Resources Inc. Drills 13.6 Grams of Gold per Tonne Over 3.0 Metres at Neptune Target” dated March 23, 2011).

Initial drilling revealed high gold grades associated with sheeted quartz veins within several prospective zones of alteration and veining hosted within both arenite and basalt-derived, biotite-chlorite schist.  The first quarter 2011 winter drill program confirmed the gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres.

The 2011 winter drill program confirmed the gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres. Results from the 2011 winter drill program are presented in Table 3 below:

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 4: Neptune Target Drill Results from 2011 Winter Drill Program

Hole ID	Easting	Northing	Az/dip	From (m)	Grade (g/t)	Width (m)	Visible Gold

NEP-11-003	587984	6177748	130/-45	60.00	3.78	1.00	YES
		And		112.00	Anomalous	2.90	YES
		And		124.00	Anomalous	1.00	YES
NEP-11-004	587950	6177671	130/-45	108.81	4.37	0.81
NEP-11-005	587938	6177652	130/-45	114.00	Anomalous	4.00
NEP-11-006	587865	6177584	130/-45	90.39	Anomalous	0.61	YES
NEP-11-007	587963	6177692	130/-45	4.05	Anomalous	2.95	YES
		And		48.30	10.65	0.50	YES
		And		84.80	84.66	3.20	YES
		Incl.		84.80	218.00	1.20	YES
		And		111.11	24.70	0.82	YES
NEP-11-008	588016	6177912	130/-45	159.00	8.38	1.00	YES
NEP-11-009	588113	6178080	130/-45	290.65	Anomalous	2.35
NEP-11-010	587933	6177839	130/-45	181.00	3.01	0.89	YES
NEP-11-011	587812	6177841	130/-58	308.82	Anomalous	2.00	YES
NEP-11-012	588067	6177801	130/-45	39.94	5.82	3.06	YES
NEP-11-013	588131	6177878	130/-45		NSI
NEP-11-014	587374	6177159	130/-45	419.91	Anomalous	1.00	YES
NEP-11-015	587722	6177373	130/-45		NSI
Note: Intercepts calculated using a 3 g/t Au cut-off, Anomalous (0.1-3 g/t Au), NSI (no significant intercepts)

To date, the Neptune target has only been tested on widely spaced centres, the limits of which are yet to be determined. These results demonstrate the potential for significant new discoveries and resource definition at the Seabee Operation.  At Neptune, exploration efforts in the second quarter of 2011 included the completion of a 7 hole, 2,000 metre drill program designed to test the 1.8 kilometre strike length of the soil anomaly to vertical depths of up to 250 metres.  Initial results are anticipated in the next 4 to 6 weeks.

Based on these encouraging results from Neptune and in the Santoy region, Claude expanded the 2011 Seabee exploration program to include 26,500 metres of surface drilling. The program will focus on testing the 1.8 kilometre strike length of the Neptune target as well as the Santoy Gap and depth continuity of the Santoy 8 and 8E systems. The two rig program is anticipated to continue through to late October.

Amisk Gold Project

The Amisk Gold Project (Figure 7) is located in the Flin Flon-Snow Lake Greenstone Belt.  The project is host to the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects. Extensive historic exploration from 1983 through 1998, including significant surface and underground drilling and bulk sampling, was completed by Saskatchewan Mining Development Corporation, Hudson Bay Mining and Smelting, Husky Oil and Claude.  The property remained largely dormant from 1998 through 2009.

Claude is the operator of a 65:35 Joint Venture with St. Eugene Mining Corporation (“St. Eugene”).  The Joint Venture Agreement between Claude and St. Eugene covers an area of 15,400 hectares.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Results from a summer historic core sampling program and 2011 winter drilling expanded the mineralized system and confirmed grade continuity of the resource model.  Gold and silver mineralization is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres.  The system remains open to the southwest, north and at depth.

On February 17, 2011, Claude completed a National Instrument 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Table 5: Amisk Gold Project Consolidated Mineral Resource Statement*

	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eighty-seven percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of fifty degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

During the second quarter of 2011, a seven hole, 1,300 metre drill program was completed on the Amisk Gold Project. This program focused specifically on testing the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK Consulting (Canada) Inc.  Initial results are anticipated in the next 4 to 6 weeks. Further drill testing at Amisk is planned for the second half of 2011.

Subsequent to June 30, 2011, the Company reported positive metallurgical testwork results at the Amisk Gold Project.  Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent.  At Amisk, exploration will focus on expansion of the open pit resource as well as preliminary economic studies, as well as an evaluation of the underground potential.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia and or the Seabee minesite lab.  The former laboratory is ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

2011 Mining Operations Results

Seabee Gold Operation

For the first half of 2011, mining operations at the Seabee Gold Operation included feedstock from the Seabee Mine and from the Santoy 8 Project, which achieved commercial production during the first quarter of 2011.

For the quarter ended June 30, 2011, Claude extracted and processed 65,502 tonnes of ore at its Seabee Gold Operation with a grade of 6.26 grams of gold per tonne (Q2 2010 - 46,071 tonnes at 8.44 grams of gold per tonne).  Sales volume for the quarter was 12,418 ounces of gold compared to 12,188 ounces of gold in Q2 2010, an increase of two percent period over period.  Produced ounces for the period increased by six percent to 12,624 ounces from 11,902 ounces in Q2 2010.

For the six months ending June 30, 2011, Claude milled 116,003 tonnes at a grade of 6.23 grams of gold per tonne (YTD 2010 - 84,561 tonnes at 8.14 grams of gold per tonne).  Gold sales volume for the first half of the year improved four percent to 21,879 ounces from 21,078 in the same period in the prior year.  Produced ounces were 22,163 (YTD 2010 - 21,123) with mill recoveries of 95.4 percent, unchanged period over period.  These results are attributable to the increase of lower grade Santoy 8 ore being brought to the Seabee Mill.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 6: Seabee Gold Operation Second Quarter Production and Costs Statistics

	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Tonnes Milled (1)	65,502	46,071	116,003	84,561
Head Grade (grams per tonne)	6.26	8.44	6.23	8.14
Recovery (%)	95.8%	95.3%	95.4%	95.4%
Gold Produced (ounces) (1)	12,624	11,902	22,163	21,123
Gold Sold (ounces) (2)	12,418	12,188	21,879	21,078
Production Costs (CDN$ million)	8,909	8,581	17,655	16,989
Cash Operating Costs (CDN$/oz) (3)	717	704	807	806
Cash Operating Costs (US$/oz) (3)	741	685	826	779

(1)  Includes ounces produced and tonnes milled from Santoy 8.
(2)  2010 statistics exclude ounces sold from Santoy 8 as that project had not yet achieved commercial production.
(3)  For an explanation of non-IFRS performance measures refer, to “Non-IFRS Performance Measures”.

During 2011, Claude is planning in excess of 55,000 metres of underground drilling to sustain or increase Mineral Reserves and Mineral Resources at Seabee.  To the end of June, with approximately 29,000 metres of drilling completed, Claude is on track to drill approximately 60,000 metres of definition and near mine exploration.   A thorough review of the Company’s historical geological database and models is ongoing and has generated new targets that can be accessed economically within the present mine infrastructure.  Highlights from our 2011 drill program at the Seabee Operation include:

Table 7: Seabee Gold Operation Underground Drill Results

	ZONE INTERSECTION			MIDPOINT COORDINATES
HOLE #	Target	FROM	TO	NORTH	EAST	ELEV	Grade g/T (uncut)	Grade g/T (cut)	True width (m)

SUG-10-058	8b	262.3	272.5	4976	4925	-320	5.96	5.96	3.45
SUG-10-060	8b	167.0	173.6	4919	4915	-208	12.23	12.23	3.05
U10-354	2b	140.9	145.0	1145	1219	-719	16.15	12.61	2.50
U10-357	2b	93.5	97.8	1149	1194	-654	9.51	9.51	3.00
U10-366	2b	216.4	229.4	1150	1122	-777	10.75	9.52	4.0
U10-368	2c	158.3	160.7	1196	891	-684	12.62	12.62	1.20
U10-369	2c	181.8	185.9	1192	889	-721	12.99	12.99	1.60
U10-370	2c	190.3	194.3	1193	897	-737	12.34	12.34	1.60
U10-373	2c	216.0	220.5	1188	903	-773	25.32	16.36	1.70
U10-380	2c	162.2	164.4	1187	920	-716	17.45	17.45	1.10
U10-678	2c	61.0	62.0	1127	1590	-563	25.70	25.70	0.90
U10-679	2c	97.0	99.5	1127	1588	-624	6.83	6.83	1.60
U10-682	2c	56.6	58.8	1129	1577	-551	17.26	17.26	2.20

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

	ZONE INTERSECTION			MIDPOINT COORDINATES
HOLE #	Target	FROM	TO	NORTH	EAST	ELEV	Grade g/T (uncut)	Grade g/T (cut)	True width (m)

U10-683	2c	70.0	71.4	1128	1576	-587	169.38	35.79	1.20
SUG-11-003	8a	111.3	120.0	4917	4975	-183	3.35	3.35	5.23
U11-006	2c	103.9	110.9	1509	-235	162	6.69	6.69	1.70
SUG-11-006	8a	84.5	106.5	4904	4973	-154	6.18	6.18	15.51
SUG-11-007	8a	82.8	92.0	4950	4885	-120	12.69	9.53	2.53
U11-013	2c	30.0	34.0	1519	-269	238	6.18	6.18	3.00
U11-026	2c	58.0	66.9	1546	-305	200	5.76	5.76	1.70
U11-300	2c	191.5	196.5	1184	922	-755	10.32	10.32	1.90
U11-301	2c	201.5	205.9	1184	924	-766	16.64	12.87	1.60
U11-303	2c	127.1	129.0	1193	927	-667	26.19	9.80	1.10
U11-303	2b	168.0	169.4	1220	909	-692	22.12	22.12	0.80
U11-309	2c	131.8	135.5	1177	980	-701	7.50	7.50	2.00
U11-318	2b	111.0	118.0	1177	1073	-624	4.03	4.03	4.90
U11-319	2c	87.2	91.0	1187	971	-634	4.35	4.35	3.10
U11-320	2c	80.6	84.1	1188	970	-618	7.45	7.45	3.10
U11-321	2b	109.5	113.6	1177	1076	-603	8.91	8.91	2.90
U11-329	2c	89.0	90.6	1179	1025	-629	8.28	8.28	1.40
U11-330	2c	99.4	107.5	1181	980	-661	13.71	6.86	5.70
U11-332	2c	97.9	101.3	1189	957	-644	7.59	7.59	2.50
U11-337	2c	124.7	127.5	1189	946	-679	10.93	10.93	1.70
U11-345	L62	197.5	203.4	937	1086	-555	6.13	6.13	4.80
U11-347	L62	200.9	204.9	935	1080	-538	4.11	4.11	3.30
U11-605	2c	109.5	112.5	1129	1555	-640	10.94	10.94	1.70
U11-611	2s	314.2	318.5	834	1554	-331	6.65	6.65	3.40
U11-612	162	244.7	248.3	863	1581	-404	5.35	5.35	3.10
U11-614	161	264.5	267.1	800	1582	-548	10.24	10.24	2.50
U11-616	161	281.5	284.1	794	1585	-468	5.75	5.75	2.50
U11-617	161	327.0	329.7	766	1582	-412	11.47	11.47	3.70

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

	ZONE INTERSECTION			MIDPOINT COORDINATES
HOLE #	Target	FROM	TO	NORTH	EAST	ELEV	Grade g/T (uncut)	Grade g/T (cut)	True width (m)

SUG-10-040	8a	195.3	199.5	4974	4690	-205	14.04	14.04	2.72
SUG-10-044	8a	207.1	213.6	4976	4636	-208	7.33	7.33	3.68
SUG-10-046	8a	164.7	172.2	4940	4651	-161	4.52	4.52	5.48
SUG-10-046	8a	164.7	172.2	4940	4651	-161	4.52	4.52	5.48
SUG-10-051	8a	43.6	49.0	4887	4894	-71	6.4	6.4	3.07
SUG-11-020	8a	107.4	111.1	4892	5096	-121	4.58	4.58	2.48
SUG-11-022	8c	50.0	52.4	4929	5045	-104	7.38	7.38	1.20

Due to their proximity to existing underground infrastructure, these drill intercepts from our 2011 underground diamond drill program continue to represent a near term opportunity to enhance our mineral resource base and improve operating margins at the Seabee Operation during 2011 and beyond.

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Senior Vice President Mining Operations and Brian Skanderbeg, P.Geo., Vice President Exploration.

Health, Safety and the Environment

In 2011, the Company will continue with its stated goal of “Mission Zero” in matters related to Health, Safety and the Environment.  Claude has expanded its Safety, Training and Environmental Departments as well as retained leading external professionals to conduct regular external reviews of its work practices and workplaces.

As part of Claude’s commitment towards “Zero Injury” and “Zero Environmental Exceedence”, the Company established operational objectives of reducing these incidents by 25 percent annually since 2008.

Management believes having success in these critical areas will place Claude in a position to be recognized as a leader in matters related to Health, Safety and the Environment.

Financial Results of Operations

The Company reports its results of operations based on International Financial Reporting Standards (“IFRS”).  All references to per-share amounts pertain to diluted net earnings per share.

Financial

For the quarter ended June 30, 2011, the Company recorded net profit of $5.2 million, or $0.03 per share.  This compares to a net profit of $2.2 million, or $0.02 per share, for the comparable period in 2010.  For the six months ended June 30, 2011, the Company recorded net profit of $7.0 million, or $0.05 per share.  This compares to a net profit of $0.6 million, or $0.00 per share, for the comparable period in 2010.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Revenue

In the discussion below, gold revenues for the comparable figures in 2010, net of expenditures, from projects not yet in commercial production have not been included in earnings; rather, these amounts have been offset against the carrying value of the assets.

Gold revenue from the Company’s Seabee Gold Operation for the quarter ended June 30, 2011 increased 20 percent to $18.2 million from $15.2 million reported in the second quarter of 2010.  The increase in gold revenue was attributable to increased gold sales volume (Q2 2011 - 12,418 ounces; Q2 2010 - 12,188 ounces) and an 18 percent improvement in Canadian dollar gold prices realized (Q2 2011 - $1,469 (U.S. $1,518); Q2 2010 - $1,247 (U.S. $1,213)).

Gold revenue for the first six months of 2011 increased 24 percent to $31.6 million from $25.4 million reported in the first six months of 2010.  This increase was attributable to higher gold sales volume (2011 - 21,879 ounces; 2010 - 21,078 ounces) and a 20 percent improvement in Canadian dollar gold prices realized: YTD 2011 - $1,443 (U.S. $1,477); YTD 2010 - $1,205 (U.S. $1,165).

Production Costs

For the three months ended June 30, 2011, the Company reported mine production costs of $8.9 million, an increase of three percent from the $8.6 million reported in the same period of 2010.  The increase was in line with Management expectations.  For the first half of 2011, mine production costs of $17.7 million (first half 2010 - $17.0 million) were four percent higher period over period.  The increases in mine production costs are primarily attributable to increasing labour costs.

Total Canadian dollar cash cost per ounce of gold (1) for the second quarter increased two percent to CDN $717 (U.S. $741) per ounce from CDN $704 (U.S. $685) in the second quarter of 2010.  Year to date in 2011, total cash cost per ounce of CDN $807 (U.S. $826) per ounce were consistent with the cash cost per ounce of CDN $806 (U.S. $779) reported during the first half of 2010.  During the first half, cash operating cost per ounce was negatively impacted by the 14 day shut down during the first quarter of 2011.

(1)	Cash cost per ounce of gold sold is a non-IFRS performance measure. For an explanation of non-IFRS performance measures, refer to “Non-IFRS Performance Measures”.

Depreciation and Depletion

During the second quarter of 2011, depreciation and depletion was $2.7 million, a four percent decrease from the $2.8 million reported in the comparable period of 2010.  For the six months ended June 30, 2011, depreciation and depletion was $4.6 million, a 22 percent decrease over the $5.9 million reported for the year to date in 2010.  These results are attributable to a large increase in the reserve base with Santoy 8 coming into commercial production in 2011.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

General and Administrative Expense

For the three months ended June 30, 2011, general and administrative expense increased to $1.6 million, up 60 percent from the $1.0 million reported in the comparative period of 2010.  For the first half of 2011, general and administrative costs of $3.1 million were 41 percent higher than the $2.2 million reported for the six months ended June 30, 2010.  These variances primarily relate to increased stock compensation expense resulting from a human resource initiative to grant additional stock options in order to improve recruitment and retention of front line supervisors.

Finance Expense

For the quarter ended June 30, 2011, Finance expense of $0.2 million was relatively unchanged period over period.  For the first half of 2011, finance expense of $0.4 million was also relatively unchanged from the $0.5 million reported for the first half of 2010.

Other Income

For the quarter ended June 30, 2011, other income of $0.4 million improved $0.7 million from the $0.3 million other expense reported for the second quarter of 2010.  For the first half of 2011, other income was $1.1 million (YTD 2010 - $0.5 million).  These improvements were primarily due to improved mark to market positions on derivative instruments.

Liquidity and Financial Resources

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.  The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.

The Company had cash, cash equivalents and short-term investments of $46.7 million at June 30, 2011 (December 31, 2010 - $10.8 million, including $4.4 million of Restricted cash). The Company monitors its positions with, and the credit quality of, the financial institutions and government instruments in which it invests its excess cash and cash equivalents. The Company’s investment policy limits investments to government-backed financial instruments, bank certificates of deposit and bankers acceptances, other than balances maintained in various bank operating accounts.

At June 30, 2011, the Company had working capital of $57.4 million (December 31, 2010 - $12.9 million).  Included in working capital at June 30, 2011 are demand loans of $1.5 million (December 31, 2010 - $2.5 million); these loans have been classified as current liabilities due to their demand feature.  The increase in working capital was attributable to: the closing of the equity issue noted above, continued capital investment in the Company’s Mineral properties and an increase in Inventories offset by a corresponding increase in Accounts payable.  These items were partially offset by payments on Demand loans outstanding.

Table 8: Working Capital and Current Ratios

			Percent
In thousands of CDN dollars	June 30	Dec 31	Increase
	2011	2010	(Decrease)

Current assets	73,281	28,189	160
Current liabilities	15,911	15,324	4
Working capital	57,370	12,865	346
Current ratio	4.6	1.8	156

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

EBITDA (1) for the three month period ended June 30, 2011 was $7.7 million (Q2 2010 - $5.4 million).  Year to date, EBITDA was $11.0 million (YTD Q2 2010 - $6.0 million).

(1)	EBITDA is a non-IFRS Performance Measure. For an explanation of non-IFRS performance measures, refer to “Non-IFRS Performance Measures”.

Investing

Mineral property expenditures during the first six months of 2011 were $26.4 million, a $9.1 million increase from the same period in 2010. Year to date, expenditures were comprised of Seabee Mine and Shaft development of $10.9 million, exploration costs (focusing on the Madsen, Santoy 8, Seabee North and Amisk Gold Project exploration projects) of $5.0 million and property, plant and equipment additions of $10.5 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.

Financing

During the second quarter, the Company completed a private placement offering announced on April 6, 2011.  The offering consisted of the issuance of 20,000,000 common shares of the Company at a price of $2.50 per share; in addition, the underwriters of the offering exercised their overallotment option in respect of an additional 3,000,000 common shares at a price of $2.50 per common share.  The aggregate gross proceeds raised under the offering was $57.5 million.  The Company plans to use the net proceeds of the offering for the exploration and development of the Company’s projects and for general corporate purposes.

Financing activities during the first half of 2011 also included the issuance of 235,614 common shares (Q1 2010 - 430,395) and 158,667 common shares (Q2 2010 - 30,000) pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan, respectively.  An additional 1,320,000 common share purchase warrants expiring on November 16, 2012 were exercised. In addition, 116,300 of the warrants expiring on May 22, 2013 were exercised. Finally, 139,321 common share purchase warrants expiring on April 9, 2011 were exercised.

During the second quarter and first half of the year, the Company repaid $0.5 and $1.0 million of its demand loans outstanding.  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Capital structure of the Company is as follows:

Table 9: Schedule of Capital Structure of the Company

Capital Structure			June 30	December 31
In thousands of CDN dollars	Interest	Maturity	2011	2010

Cash, cash equivalents and restricted cash (1)			$10,657	$10,790
Short-term investments			36,034	-
Shareholders’ equity			166,832	105,426
			213,523	116,216

Demand loan # 1	Prime + 1.50%	Aug/2011	$166	$667
Demand loan # 2	4.575%	Nov/2012	1,370	1,832
Debenture	12.00%	May/2013	9,354	9,344
Total debt			$10,890	$11,843

Net capital			202,633	104,373

(1) 2010 balance includes restricted cash of $4.4 million; as at June 30, 2011, no amounts were restricted.

Short-term debt facilities include access to a $3.5 million operating line of credit.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral.  Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold.  The profitability of the Company’s operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars.  However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company’s operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

At June 30, 2011, the Company had outstanding derivative instruments in the form of forward sales contracts relating to 2011 production totaling 5,000 ounces.  The market value loss inherent in these contracts was $0.1 million.  At June 30, 2010, the Company had outstanding derivative instruments in the form of forward sales and call option contracts relating to 2010 production totaling 7,150 ounces.  The market value loss inherent in these contracts was $0.8 million.
The Company’s main interest rate risk arises from interest earning cash deposits and floating rate demand loans that expose the Company to interest rate risk. No hedging programs were implemented by the Company to manage interest rate risk during the quarter.  The Company invests its cash and cash equivalents and short term investments with the Government of Canada and major banks according to its investment policy.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX.

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Trade and other receivables mainly comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with a high-rated banking institution. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

At June 30, 2011, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2010.

Statement of Financial Position

The Company’s total assets were $290.3 million at June 30, 2011, compared to $224.5 million at December 31, 2010.  The $65.8 million net increase was comprised primarily of increases of: $35.9 million in cash and cash equivalents and short-term investments; $1.3 million in Accounts receivable, attributable to the timing and receipt of gold sales; $11.0 million in Inventories associated with the annual winter ice road resupply whereby the Company purchases consumable items utilized by the Seabee Gold Operation for the remainder of the year; and $22.6 million in Mineral properties.  These increases were offset by decreases of: $2.8 million in Interest receivable on restricted promissory notes, a result of the interest earned during 2010 being used to satisfy the Royalty obligation incurred during 2010; and $2.7 million in Investments due to a reduction in fair value of certain of the Company’s available-for-sale securities.

Total liabilities were $123.5 million at June 30, 2011, up $4.4 million from December 31, 2010.  This result was attributable to increases of: $3.4 million of Accounts payable associated with the timing and payment of expenditures relating to consumables at  the Seabee Gold Operation; a $1.9 million in Finance leases; and a $1.6 million increase in asset retirement obligations.  These increases were offset by a decrease of $2.7 million in Interest payable on royalty obligations offset using the interest received from the restricted promissory notes.

Shareholders’ equity increased by $61.4 million to $166.8 million at the end of the second quarter of 2011, from $105.4 million at December 31, 2010. This is attributable to an increase in Share capital of $56.3 million due to the equity financing completed during the second quarter, an increase of $0.8 million to contributed surplus, a $7.0 million decrease to Deficit and a $2.7 million decrease to Accumulated other comprehensive income.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Comprehensive income consists of net income, together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the income statement.  During the second quarter of 2011, other comprehensive income decreased to $0.5 million (December 31, 2010 - $3.2 million) due to mark to market losses relating to certain of the Company’s available-for-sale investments.

Selected Quarterly Financial Data

Table 10: Summary financial and operating data for the Company’s last eight quarters

	IFRS						Canadian GAAP
	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
Unaudited	2011	2011	2010	2010	2010	2010	2009	2009

Gold sales ($ millions)	18.2	13.3	14.9	15.7	15.2	10.2	15.2	12.7
Net profit (loss) ($ millions)	5.2	1.8	3.4	5.6	2.2	(1.6)	(0.9)	(0.4)
Net profit (loss) per share (1)	0.03	0.01	0.02	0.04	0.02	(0.01)	(0.01)	(0.00)
Average realized gold price (CDN$ per ounce)	1,469	1,408	1,378	1,296	1,247	1,147	1,167	1,051
Average realized gold price (US$ per ounce)	1,518	1,428	1,361	1,247	1,213	1,103	1,105	958
Ounces sold (2)	12,400	9,500	10,800	12,100	12,200	8,900	13,000	12,100
Tonnes milled (3)	65,502	50,501	57,155	62,242	46,071	38,490	71,500	70,700
Ounces produced (3)	12,600	9,500	13,200	12,900	11,900	9,200	14,300	14,200
Grade processed (grams per tonne)	6.26	6.20	7.54	6.76	8.44	7.79	6.56	6.53
Cash cost per ounce (4) (CDN$ per ounce)	717	924	599	640	704	946	650	614
Cash cost per ounce (4) (US$ per ounce)	741	938	591	616	685	909	615	560
EBITDA (4) ($ millions)	7.7	3.2	6.4	6.9	5.4	0.6	3.1	4.5
EBITDA (4) per share	0.05	0.02	0.05	0.05	0.04	0.01	0.03	0.04

Weighted average shares outstanding (basic)	155,275	140,361	136,081	131,245	130,925	126,414	114,897	111,465

CDN$/US$ Exchange	0.9676	0.9859	1.0128	1.0391	1.0276	1.0404	1.0563	1.0974

(1) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2) Statistics in 2010 exclude ounces sold from the Santoy 8 Project, which was not yet in commercial production.  Statistics in 2009 exclude ounces sold from the Porky West bulk sample.
(3) Includes ounces produced and tonnes milled from the Santoy 8 Project in 2010 and from the Porky West bulk sample in 2009.
(4) For an explanation of non-IFRS performance measures, refer to “Non-IFRS Performance Measures”.

The financial results for the last eight quarters reflect the following general trends: improved gold revenue, net profit (loss) and improved EBITDA, a result of improving gold prices; and increase cash cost per ounce, a result of sales volume fluctuations.  Results of the first quarter of 2011 and the first quarter of 2010 were impacted by interruptions to operations as a result of required major maintenance to the Company’s mining fleet and Mill facilities.

Outlook

For 2011, the Company will continue to focus on the following:

i)
Advancement of surface and underground exploration drill programs at the Company’s 100 percent owned Madsen Exploration Project with commencement of Phase II of underground drilling from the 16th level drill platform;

ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Gold Operation;
iii)	Continue exploration and development at the Seabee Gold Operation to sustain or increase reserves and resources;
iv)	Investment in capital projects and equipment to increase both production and productivity at the Seabee Gold Operation; and
v)	Expand the scope of the Amisk Gold Project and evaluate the bulk mining potential of the system.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Production during the second quarter was below plan due to a shortage of skilled miners and long hole stopes.  On August 1, a lightning strike hit Seabee's Central Milling Facility’s head-frame, damaging the electric motors of two of our three ball mills.  As a result, mill processing capacity was reduced and gold output for the third quarter is now expected to be approximately 12,000 ounces.  Based on the above, Management now expects to produce between 50,000 to 52,000 ounces for the year ending December 31, 2011.  Unit costs for 2011 are estimated to be similar to 2010.

Capital expenditures are expected to increase significantly with continued investment at Madsen and expected upgrades at the Seabee Gold Operation, including the extension of the Seabee Shaft. At current gold prices and forecast production, Management believes operating cash flows alone would not have been sufficient to fund the 2012 Winter Ice Road resupply requirements at the Seabee Gold Operation and the exploration programs at the Seabee, Madsen and Amisk properties.  Accordingly, the Company completed an equity financing during the second quarter of 2011 for gross proceeds of $57.5 million.  Management believes that this financing, when combined with expected operating cash flows, will provide sufficient funding for the near to medium term.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010, available at www.sedar.com.

Business Risk

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form (available at www.sedar.com) and remain substantially unchanged.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to first quarter 2011 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.6 million, or 0.00$ per share.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.  At June 30, 2011, there were 163,883,231 common shares outstanding.   This compares to 138,913,329 common shares outstanding at December 31, 2010.

During the first half of 2011, the Company issued 235,614 and 158,667 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan, respectively.  An additional 1,575,621 common share purchase warrants were exercised. Finally, an additional 23,000,000 common shares were issued upon the completion of a private placement  At August 10, 2011, there were 163,883,231 common shares of the Company issued and outstanding.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Outstanding Stock Options and Warrants

At June 30, 2011, there were 5.8 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.50 to $2.38 per share.  This compares to 3.9 million director, officer and key employee stock options outstanding at December 31, 2010 with exercise prices ranging from $0.50 to $2.10 per share.  This 1.9 million increase was due to issuances to operations personnel, a human resources initiative to improve employee recruitment and retention.

Table 11: Schedule of Outstanding Stock Options and Average Exercise Price

	June 30, 2011		December 31, 2010
	Number	Average Price	Number	Average Price

Beginning of period	3,916,737	$1.15	3,259,028	$1.08
Options granted	2,078,768	2.09	1,166,546	1.15
Options exercised	(158,667)	1.27	(422,414)	0.66
Options expired / forfeited	(16,000)	1.60	(86,423)	0.98
End of period	5,820,838	$1.48	3,916,737	$1.15

For options outstanding at June 30, 2011, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

			Weighted	Weighted
			Average	Average
	Number	Number	Exercise	Remaining
Option Price Per Share	Outstanding	Vested	Price	Life

$0.50 - $0.99	1,145,250	1,145,250	$0.69	4.73 years
$1.02 - $1.47	1,644,820	1,321,685	1.14	7.35 years
$1.54 - $2.38	3,030,768	1,400,753	1.96	8.57 years
	5,820,838	3,867,688	$1.48	7.47 years

There were 8,973,200 million common share purchase warrants outstanding as at June 30, 2011 entitling the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 12: Schedule of Warrants Outstanding

		Number		Number
Exercise		Outstanding at		Outstanding at
Price	Expiry Date	December 31, 2010	Exercised	June 30, 2011

$1.60	May 22, 2013	1,809,500	116,300	1,693,200
$0.83	April 9, 2011	139,321	139,321	-
$0.90	November 16, 2012	2,600,000	1,320,000	1,280,000
$1.75	December 30, 2011	6,000,000	-	6,000,000
		10,548,821	1,575,621	8,973,200

Changes in Accounting Policies Including Initial Adoption

Conversion to International Financial Reporting Standards

The Accounting Standards Board of Canada (“AcSB”) requires that Canadian publicly accountable enterprises adopt International Financial Reporting Standings (“IFRS”) effective January 1, 2011.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Company’s condensed consolidated interim financial statements for the period ending June 30, 2011 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s condensed consolidated interim financial statements for the period ending June 30, 2011 are the Company’s second IFRS condensed consolidated interim financial statements (Q1 2011 being the first) for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2011. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

Transition to International Financial Reporting Standards

As stated in Note 2 of the condensed consolidated interim financial statements, these are the Company’s second condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

•	in preparing the condensed consolidated interim financial statements for the three and six months ended June 30, 2011;
•	the comparative information for the three months and six months ended June 30, 2010;
•	the statement of financial position as at December 31, 2010; and
•	the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2010.

In preparing the opening IFRS statement of financial position, comparative information for the three and six months ended June 30, 2010 and the financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is reconciled in Note 17 on the Company’s condensed consolidated interim financial statements as filed on SEDAR (www.sedar.com).

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2011 reporting period:

•
IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Non-IFRS Performance Measures

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position.  These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Cash Flow from Operations before Net Changes in Non-Cash Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Working Capital as a supplemental measure of its financial performance.  The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Investors are cautioned that the above measures may not be comparable to similarly title measures of other companies.

Table 13: Calculation of Cash Flow from Operations before Net Changes in Non-Working Capital

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
In thousands of CDN dollars	2011	2010	2011	2010

Cash flows from operating activities
Profit from continuing operations	$5,185	$2,055	$7,013	$159
Adjustments for non-cash items:
Depreciation and depletion	2,657	2,806	4,568	5,888
Accretion	36	31	70	59
Loss (gain) on investments	-	207	(109)	207
Stock-based compensation	574	125	991	399
Interest and other	(190)	(193)	(375)	(729)
	$8,262	$5,031	$12,158	$5,983
Weighted Average shares outstanding (basic)	155,275	130,925	147,859	128,682
Weighted Average shares outstanding (diluted)	159,236	134,324	152,320	131,645
Per share cash flows from operating activities (basic and diluted)	$0.05	$0.04	$0.08	$0.05

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net profit before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt, meet other payment obligations and as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Table 14: EBITDA Calculation

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
In thousands of CDN dollars	2011	2010	2011	2010

Profit from continued operations	$5,185	$2,055	$7,013	$159
Interest and other	(132)	535	(628)	(2)
Depreciation and depletion	2,657	2,806	4,568	5,888
EBITDA	$7,710	$5,396	$10,953	$6,045
Weighted Average shares outstanding (basic)	155,275	130,925	147,859	128,682
Weighted Average shares outstanding (diluted)	159,236	134,324	152,320	131,645
EBITDA per share (basic and diluted)	$0.05	$0.04	$0.07	$0.05

(1)  Interest and other is the sum of Finance expense and Non-operating income.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

As compared to profit (loss) according to IFRS, EBITDA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Table 15: Total Cash Cost per Gold Ounce Sold

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Production cost (CDN$ thousands)	8,909	8,581	17,655	16,989
Divided by ounces sold (1)	12,418	12,188	21,879	21,078
Total cash cost per ounce (CDN$)	717	704	807	806

CDN$ Exchange Rate	0.9676	1.0276	0.9767	1.0340
Total cash cost per ounce (US$)	741	685	826	779

(1)	2010 statistics excludes ounces sold from Santoy 8 as that project had not yet been declared in commercial production.

 Net Cash Margin

The Company uses net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by Management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. Management believes that this measurement illustrates the performance of the Company’s business on a consolidated basis and enables investors to better understand Claude’s performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

The Company’s net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate net cash margin differently. The following table derives this non-IFRS measure from previously defined non-IFRS measures of realized gold price per ounce and total cash costs per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Disclosure Controls and Internal Controls over Financial Reporting

As of June 30, 2011, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting is effective as at June 30, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

We have assessed the impact of the IFRS transition on our internal control over financial reporting and on our disclosure controls and procedures.  Changes in accounting policies or business processes may require additional controls or procedures to ensure the integrity of our financial disclosures.  The transition to IFRS has not required any changes in our internal controls over financial reporting or our disclosure controls and procedures that have materially affected them or are reasonably likely to materially affect them.

No significant changes were made in our internal controls over financial reporting during the period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

This Management’s Discussion and Analysis may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except in accordance with applicable securities laws.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites.  Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Conversion Multiples

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

EBITDA = earnings (net profit or loss) before interest, taxes, depreciation and amortization

Debt to capital = (total debt - cash and cash equivalents) / (total debt - cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset - current liabilities)

Glossary of Technical Terms

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample.  Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) - a measure of contained metal expressed in equivalent gold grade.

Biotite - a widely distributed and important rock-forming mineral of the mica group.

Brecciated - broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Dore - the final saleable product from a gold mine.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Exploration - work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - a definitive study of the viability of a mineral project by a Qualified Person that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs, and (4) all requirements of government and markets for mine operation. This study must include a definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture - a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gram metre - a measure of contained gold within a given interval calculated as the product of grams per tonne of gold intercepted over length of core.

Granitoid - a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade - the average grade of ore fed into a mill.

Igneous - a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling.  The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve - the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource - a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck - ore or rock that has been broken by blasting.

Ounces - Troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - A sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Prefeasibility Study - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.  This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve - the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve - the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person - an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Claude Resources Inc.

Q2 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geological evidence.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping - any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Stope - an underground excavation from which ore has been extracted, either above or below a level.  Access to stopes is usually by way of adjacent raises.

Stratigraphy - the sequence of bedded rocks in a particular area.

Tailings - The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tonne - a metric ton or 2,204 pounds.

Vein - a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste - barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens.  The working interest percentage is expressed before royalty interests.

Claude Resources Inc.